Exhibit 99.12

                            June 16, 2008

To:  FERTITTA HOLDINGS, INC.

Gentlemen:

Reference is made to the Agreement and Plan of Merger, dated as of the date hereof (the “Agreement”), among Fertitta Holdings, Inc., a Delaware corporation (“Parent”), Fertitta Acquisition Co., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Landry’s Restaurants, Inc., a Delaware corporation (the “Company”). Capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Agreement.

In the event of the satisfaction or waiver, where permissible, of the conditions set forth in Sections 8.01 and 8.02 of the Agreement (it being agreed for purposes of this letter agreement that any condition precedent the satisfaction of which is dependent upon the contributions contemplated by this paragraph and which would be fully satisfied upon the making of such contributions shall be deemed to have been satisfied), and subject to the terms and conditions set forth herein, I agree that, immediately prior to the Effective Time, I will do the following:

(1)           contribute or cause to be contributed to Parent an amount in cash equal to $90,000,000 (such amount, the “Cash Commitment Amount”);

(2)           contribute or cause to be contributed to Parent 5,731,481 shares of common stock, par value $0.01 per share, of the Company (“Common Stock”) that I own immediately prior to the Effective Time (the “Rollover Stock”), the aggregate amount of which, based on a value of $21.00 per share, will be equal to $120,361,101 (such amount, the “Stock Rollover Commitment Amount” and, together with the Cash Commitment Amount, the “Commitment Amount”); and

(3)           agree that all options to purchase shares of Common Stock (a schedule of which is set forth on Exhibit A attached to this letter agreement) (subject to adjustment in the event that Parent and I consent to the exercise of all or any portion of such options prior to the Effective Time, the “Cancelled Awards”) that I hold immediately prior to the Effective Time, the aggregate amount of which, based on a value of $21.00 per share of Common Stock, will be equal to $5,425,000 (such amount, subject to adjustment in the event that Parent and I consent to the exercise of all or any portion of such options prior to the Effective Time, the “Award Commitment Amount”), will be cancelled.

I understand that I will not be under any obligation to take the actions described above in clauses (1), (2) and (3) unless and until the conditions set forth in Sections 8.01 and 8.02 of the Agreement are satisfied or waived, where permissible. I further understand that I will not be under any obligation under any circumstances to contribute or cause to be contributed to Parent more than the Commitment Amount or to cancel more than the Award Commitment Amount.

Notwithstanding anything that may be expressed or implied in this letter agreement, Parent, by its acceptance of the benefits hereof, covenants, agrees and acknowledges that no person other than the undersigned shall have any obligation hereunder.

The undersigned hereby represents and warrants as follows:

(a)           This letter agreement is a valid and binding obligation of the undersigned, enforceable against the undersigned in accordance with its terms, except as may be limited by any bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws affecting the enforcement of creditors’ rights generally or by general principles of equity.

(b)           Other than the filing by the undersigned of any statements or reports with the SEC required by Section 13(d) or 16(a) of the Exchange Act, the execution, delivery and performance by the undersigned of this letter agreement do not and will not (i) require any consent or Permit of, or filing with or notification to, any Governmental Authority, (ii) result in a breach of, or constitute a default (or an event that with notice or lapse of time or both would constitute a default) under, or give rise to any right of termination, cancellation, material amendment or acceleration of, any contract to which the undersigned is a party or by which the undersigned or the Rollover Stock is bound, (iii) violate any Law or Order of any Governmental Authority applicable to the undersigned or the Rollover Stock or (iv) result in the creation of any Encumbrance on the Rollover Stock, except for such consents, Permits, filings, notifications, breaches, defaults, rights or Encumbrances which would not adversely affect the undersigned’s ability to perform his obligations hereunder.

(c)           The undersigned is the record and beneficial owner of the Rollover Stock, free and clear of all Encumbrances (other than those arising under this letter agreement).

This letter agreement, and the undersigned’s obligations hereunder, will terminate automatically and immediately upon the earliest to occur of (a) the Effective Time (at which time the obligations shall be discharged) and (b) the termination of the Agreement.

I understand that I may not assign this letter agreement without your prior written consent. This letter agreement shall not be assignable by you without my prior written consent, except that you may assign this letter agreement, without my prior written consent, to any person to which you assign any of your rights and obligations under the Agreement.

Notwithstanding any other term or condition of this letter agreement, my liability under this letter agreement shall be limited to the funding of the Commitment Amount and my cancellation of the Cancelled Awards immediately prior to the Effective Time, upon the satisfaction or waiver, where permissible, of the conditions set forth in Sections 8.01 and 8.02 of the Agreement, and my liability shall be limited to a willful and material breach of this letter agreement and under no circumstances shall my maximum liability for any reason, including my willful and material breach of any of my commitments set forth herein, exceed the combined total of the Commitment Amount and the Award Commitment Amount, and such damages shall not include any special, indirect, incidental, consequential or punitive damages or lost profits.

This letter agreement constitutes the sole agreement, and supersedes all prior agreements, understandings and statements, written or oral, between Parent and the undersigned with respect to the subject matter hereof.

This letter agreement is not intended to, and does not, confer upon any person or entity, other than Parent and the undersigned, any rights or remedies hereunder or in connection herewith.  This letter agreement may only be enforced by Parent, in its sole discretion.

This letter agreement may not be amended, and no provision waived or modified, except by an instrument in writing signed by Parent and the undersigned.

This letter agreement, and any disputes hereunder, shall be governed by and construed in accordance with the internal laws of the State of Delaware, without regard the conflict of laws principles thereof.

This letter agreement may be executed in counterparts and by facsimile, each of which, when so executed, shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

Very truly yours,

/s/ Tilman J. Fertitta

TILMAN J. FERTITTA

Accepted and Agreed to as of the date written above

FERTITTA HOLDINGS, INC.

By:	/s/ Tilman J. Fertitta
	Name:	Tilman J. Fertitta
	Title:	Chief Executive Officer and President

EXHIBIT A

Stock Options

Shares Subject to Options	Exercise Price	Expiration Date
100,000	$7.00	04/07/10
250,000	$8.50	03/16/11
300,000	$18.50	07/22/12
250,000	$27.50	06/08/14